                                     Pursuant to Rule 425 under the Securities
                                     Act of 1933 and deemed filed pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934

                                     Subject Company: Wachovia Corporation
                                     Commission File No. 333-59616

                                     Date: July 25, 2001

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

     The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and
(10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

     The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration. Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that have been or will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

THE FOLLOWING ADVERTISEMENT BY FIRST UNION APPEARED IN CERTAIN REGIONAL PUBLICATIONS AND MAY FROM TIME TO TIME APPEAR IN THE FUTURE IN SUCH PUBLICATIONS

                                    [PHOTO]

Throughout my 4 years at First Union, I have worked with business partners to help enrich our community. My team and I have always taken great personal satisfaction in seeing our customers reach their goals and solve tough problems.

With all the news about our proposed merger with Wachovia, many of my customers have been asking about what it might mean. Everyone seems to have basically the same question:

What kind of a company will we be?

After meeting with customers, reading everything I could, listening to management inside both companies, and talking with my colleagues, here's what I have concluded:

We will be a company born of two great institutions. The new Wachovia will be defined by financial strength and a reputation for building enriching relationships.

We will be the kind of company that consistently invests both financial and human resources in a broad range of community-based local programs like childhood literacy.

The new Wachovia is taking shape as an exciting new kind of company. One that will be focused not on size and sheer numbers, but on the very real needs of our customers.

If you should have any questions, please give us a call, toll-free, at 1 800.ASK.FUNB (1 800.275.3862). We look forward to talking with you about our plans and our company.

                   /s/ Anita Coleman Wynn

                   Anita Coleman Wynn
                   Assistant Vice President, Community Development Officer/Group 7 North 8th Street, 4th Floor, Richmond, VA

                                                           [LOGO OF FIRST UNION]

[LOGO OF EQUAL OPPORTUNITY LENDER]  Member FDIC. (C)2001 First Union Corporation

We urge you to read the proxy statement for the proposed merger and the related documents filed with the SEC because they contain important information. (You may obtain those documents for free at the SEC's internet site http://www.sec.gov and also by calling us at 704-374-6782.)

THE FOLLOWING ADVERTISEMENT BY FIRST UNION APPEARED IN CERTAIN REGIONAL AND NATIONAL PUBLICATIONS

Two important recommendations
FOR Wachovia/First Union.
---

Institutional Shareholder Services (ISS) and Proxy Monitor both recommend that shareholders vote FOR the Wachovia/First Union merger.
                  ---

--------------------------------------------------------------------------------

Two prestigious, independent services--ISS and Proxy Monitor--that advise professional money managers on how to vote their shares are recommending that shareholders vote FOR the Wachovia/First Union merger of equals.
                  ---


ISS, the world's largest provider of proxy voting and corporate governance services, told its 700 institutional and corporate clients:

     . "We conclude that the merger agreement executed by Wachovia and First Union deserves shareholder support."

     . "It appears fair to conclude that Wachovia has all along sought something more along the lines of a `strategic partnership'--a transaction designed to enhance Wachovia's market position, growth potential, and operating strategy, and thereby generate long-range shareholder value--than a one-time sale designed to maximize immediate shareholder returns."


Proxy Monitor, another highly regarded independent research and proxy advisory organization, told its clients:

     . "We agree that this in-market merger of two strong regional banks...provides significant opportunity for increased long-term share value..."

     . "We have found no compelling reason to abandon a merger that, by all accounts, is fully and successfully underway, in favor of a potential deal that is risky at best."



We welcome these independent, third-party recommendations. Both reports represent important milestones in the process of completing this merger of equals. They come right on the heels of the North Carolina Business Court's validation of the Wachovia board's decision-making process to merge with First Union. Reviewing that process, ISS said Wachovia has a "compelling strategic rationale" for combining with First Union.

We believe all of these developments reflect the momentum behind our strategic partnership. We urge First Union and Wachovia shareholders to join with ISS and Proxy Monitor in supporting the Wachovia/First Union merger.

--------------------------------------------------------------------------------

                             Your vote is important.
         If you are a shareholder of Wachovia, we urge you to vote today
  FOR the Wachovia/First Union merger by signing and returning the WHITE proxy card. If you have questions regarding the merger, call our proxy solicitors
     MacKenzie Partners, Inc. at 1-800-322-2885 or Georgeson Shareholder at
                                 1-800-223-2064.

       If you are a shareholder of First Union, we urge you to vote today
  FOR the Wachovia/First Union merger by signing and returning the WHITE proxy card. If you have questions regarding the merger, call our proxy solicitor
                      Morrow & Co., Inc. at 1-877-366-1578.


   [LOGO]                   Wachovia and First Union                  [LOGO]
                              The Right Combination




Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC because they contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of these documents can also be obtained, without charge, by directing a request to First Union Corporation, Investor Relations, One First Union Center, 301 South College Street, Charlotte, NC 28288-0206, 704-374-6782, or to Wachovia Corporation, Investor Relations, 100 North Main Street, Winston-Salem, NC 27150, 888-492-6397. Additional copies of the joint proxy statement/prospectus may also be obtained by contacting First Union's proxy solicitor, Morrow & Co., Inc., toll free at 1-877-366-1578, or Wachovia's proxy solicitors, MacKenzie Partners, Inc., toll free at 1-800-322-2885, or Georgeson Shareholder, toll free at 1-800-223-2064. The information presented above may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in the joint proxy statement/prospectus and in First Union's and Wachovia's public reports filed with the SEC.